
April 13, 2011

Spiro Rombotis
President and Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
200 Connell Drive, Suite 1500
Barkeley Heights, NJ 07922

> **Re:** **Cyclacel Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 4, 2011**
> **File No. 333-173291**

Dear Mr. Rombotis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please verify that you will file forms of indenture in a pre-effective amendment for the senior and subordinated debt securities.

2. We note that you are attempting to register a primary offering of your securities on Form S-3, but the aggregate market value of the common equity held by non-affiliates appears to be less than the $75 million minimum required by General Instruction I.B.1. of S-3. Accordingly, please provide us with an explanation of why you are eligible to register this offering on Form S-3. If you are relying on General Instruction I.B.6. of S-3, please confirm this and provide the disclosure on the outside front cover of the prospectus required by Instruction 7 to I.B.6.

3. Please confirm that, in connection with each takedown of securities, you will file an amended legal opinion as to the specific securities issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Joel I. Papernik, Esq.
        Todd E. Mason, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        666 Third Avenue
        New York, New York 10017